THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G
AMENDMENT PREVIOUSLY FILED WITH THE S.E.C. ON
FEBRUARY 14, 1994

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 2)*

                       Harper Group, Inc.
                        (Name of Issuer)

                             Common
                 (Title of Class of Securities)

                           413459 10 8
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

CUSIP No. 413459 10 8
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     RCM Capital Funds, Inc.  94-2564439
     RCM Growth Equity Fund   94-2564439

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]           (b)  [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5 SOLE VOTING POWER           -0-
6 SHARED VOTING POWER    -0-
7 SOLE DISPOSITIVE POWER
               1,085,000 _ RCM Capital Funds, Inc.
               1,013,100 _ RCM Growth Equity Fund
8 SHARED DISPOSITIVE POWER    -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
     1,085,000 _ RCM Capital Funds, Inc.
     1,013,100 _ RCM Growth Equity Fund

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.5 _ RCM Capital Funds, Inc.
     6.1 _ RCM Growth Equity Fund

12
TYPE OF REPORTING PERSON*

     IV, IV

Item 1(a) Name of Issuer:

     Harper Group, Inc.

Item 1(b) Address of Issuer's Principal Executive
Offices:

     260 Townsend Street
     San Francisco, California  94107

Item 2(a) Name of Person Filing:

     RCM Capital Funds, Inc.
     RCM Growth Equity Fund

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center, Suite 2900
     San Francisco, California  94111

Item 2(c) Citizenship:

     Maryland Corporation

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     413459 10 8

Item 3.   If this statement is filed pursuant to
Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (e) [X]  Investment Adviser registered
under Section 8
               of Investment Company Act of 1940.

Item 4.   Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.   Ownership of Five Percent or Less of a
Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on
Behalf of Another Person.

     Not Applicable.

Item 7.   Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.   Identification and Classification of
Members of the Group.

     Not Applicable.

Item 9.   Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By   /s/ Anthony Ain
Anthony Ain
Secretary and General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCM CAPITAL FUNDS, INC.


By   /s/ Anthony Ain               February 10,
1994
Anthony Ain
Secretary and General Counsel

EXHIBIT A

RCM Capital Funds, Inc. ("RCM Capital Funds") is a diversified open-end management investment company registered under the Investment Company Act of 1940. There are currently two series of RCM
Capital Funds outstanding - RCM Growth Equity Fund and RCM Small Cap Fund. The beneficial ownership reported on this Schedule 13G is the aggregate of shares held by either series of RCM Capital Funds.

RCM Capital Funds has retained RCM Capital
Management ("RCM") as the investment manager for RCM Growth Equity Fund and RCM Small Cap Fund.
Pursuant to an investment management agreement between RCM and RCM Capital Funds, RCM makes all of the investment decisions for each series of RCM
Capital Funds, subject to the overall supervision of RCM Capital Funds' Board of Directors. As a result, the securities reported on this Schedule
13G are also included in RCM's aggregate beneficial ownership, as reported on its Schedule
13G.